932 Southwood Boulevard Incline Village, NV 89451 Phone: (775) 832-8500 Fax: (775) 832-8502

August 6, 2018

Lisa Vanjoske
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

Re:
SEC Comment Letter, dated July 24, 2018, with respect to PDL BioPharma, Inc.’s, Form 10-K for Fiscal Year Ended December 31, 2017, Filed March 16, 2018, and Form 10-Q for Quarterly Period Ended March 31, 2018, Filed May 9, 2018, File No. 000-19756

Dear Ms. Vanjoske:
This letter confirms that PDL BioPharma, Inc. (the “Company”) received the July 24, 2018 comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013 (filed March 3, 2014) and the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2018 (filed May 9, 2018).
The Company hereby requests that the Staff permit the Company to provide its response to the comments by August 21, 2018, which is ten business days after the originally requested response date.
We appreciate the Staff’s responsiveness with respect to the Company’s filing and look forward to resolving any concerns the Staff may have. If you have any questions concerning this letter or the request for an extension, please contact me at (775) 832-8505.
Very truly yours,

/s/ Peter S. Garcia
Peter S. Garcia
Vice President and CFO